

Lexi Bellassai · 3rd

Vice President of Fit Radio

Atlanta, Georgia · 500+ connections · **Contact info**

 **Fit Radio**

 **Georgia State University**

Experience



Vice President
Fit Radio
Jul 2010 – Present · 9 yrs 7 mos
Atlanta

Do your workouts a favor and download Fit Radio. www.fitradio.com

Education



Georgia State University
Mathematics

Skills & Endorsements

Digital Marketing · 39

 Endorsed by **5 of Lexi's colleagues at Fit Radio**

Entrepreneurship · 29

Endorsed by **Gerald Newman, who is highly skilled at this**

 Endorsed by **5 of Lexi's colleagues at Fit Radio**

Marketing · 25

Erica Pellicer and 24 connections have given endorsements for this skill

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Recommendations

Received (1)   Given (0)

Gerald Newman
Going Public and Capital Access
January 15, 2014, Gerald was a client of Lexi's

I highly recommend Lexi as a great person to work with. She is very personable and keeps on top of things.

Interests

Fit Radio
160 followers

Google
14,991,700 followers

Georgia State University
207,890 followers